Filippo Bozotti

BORN: 27.05.1980, MILAN, ITALY

EDUCATION

> 1994-1998 COLLEGE DU LEMAN (GENEVA, SWITZERLAND)
> 1998-2001 BOSTON UNIVERSITY, BACHELOR IN BUSINESS ADMINISTRATION

PROFESSIONAL EXPERIENCE

2001-2003 2NIGHT S.p.A. Italy: Founding partner and Sales manager

2005-2010 ARTICLE 19 FILMS, New York, USA: Co-Founder and Producer

2010-2021 TRIBEWANTED Ltd.: Co-Founder, Eco Tourism projects in Fiji, Sierra Leone, Italy, Bali, Papua New Guinea

2010-2014 Partner in Shine on Sierra Leone, non profit working in Education and Healthcare

2010-2014 Board member in Salone Micro Finance Trust, Microfinance Bank

2015-present: Partner in Italia che Cambia, newspaper, Italy

2021-present: Board member of World Tree Technologies, Inc. USA

Fluent in Italian and English, conversational in French